SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) January 12, 2004

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730	
(State or Other Jurisdiction	(Commission		(IRS Employer
of Incorporation)	File Number)		Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

On January 12, 2004, the Company issued a news release announcing the Appointment of Steven R. Williams as CEO and Chairman of the Board.

EXHIBIT INDEX

On January 12, 2004, the Company issued a news release announcing the appointment of Steven R. Williams as CEO and Chairman of the Board. The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date January 13, 2004

By /s/ Darwin L. Stump
    Darwin L. Stump
    Chief Financial Officer